UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No.         )*

MF GLOBAL LTD.

(Name of Issuer)

COMMON SHARES

Par Value $1.00 Per Share

(Title of Class of Securities)

G60642108

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d–1(b)

☐ Rule 13d–1(c)

☒ Rule 13d–1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G60642108

1.	Names of Reporting Persons. Man Group UK Limited
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Organized in the United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power
6. Shared Voting Power 22,252,667[1]
7. Sole Dispositive Power
8. Shared Dispositive Power 22,252,667[1]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,252,667 shares[1]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.

Percent of Class Represented by Amount in Row (9)

18.6%. The beneficial ownership percentage set forth herein has been calculated based on 119,632,432 common shares of MF Global Ltd. outstanding at September 30, 2007, as reported on MF Global Ltd.’s Form 10–Q for the quarter ending September 30, 2007

12.	Type of Reporting Person (See Instructions) CO

[1]	22,252,667 common shares of MF Global Ltd. are beneficially owned directly by Man Group UK Limited. Man Group UK Limited is a wholly-owned subsidiary of Man Group plc.

1.	Names of Reporting Persons. Man Group plc
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☐
3.	SEC Use Only
4.	Citizenship or Place of Organization Organized in the United Kingdom

Number of Shares Beneficially Owned by Each Reporting Person With	5. Sole Voting Power
6. Shared Voting Power 22,252,667[2]
7. Sole Dispositive Power
8. Shared Dispositive Power 22,252,667[2]

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 22,252,667 shares[2]
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)	☐
11.

Percent of Class Represented by Amount in Row (9)

18.6%. The beneficial ownership percentage set forth herein has been calculated based on 119,632,432 common shares of MF Global Ltd. outstanding at September 30, 2007, as reported on MF Global Ltd.’s Form 10–Q for the quarter ending September 30, 2007

12.	Type of Reporting Person (See Instructions) CO

[2]	22,252,667 common shares of MF Global Ltd. are beneficially owned directly by Man Group UK Limited. Man Group UK Limited is a wholly-owned subsidiary of Man Group plc.

Item 1.
	(a)	Name of Issuer MF Global Ltd.

	(b)	Address of Issuer’s Principal Executive Offices Clarendon House 2 Church Street Hamilton HM11 Bermuda

Item 2.

	(a)	Name of Person(s) Filing
Man Group UK Limited
Man Group plc

	(b)	Address of Principal Business Office or, if none, Residence
Man Group UK Limited
Sugar Quay Lower Thames Street London EC3R 6DU England

Man Group plc
Sugar Quay Lower Thames Street London EC3R 6DU
England

	(c)	Citizenship
Man Group UK Limited and Man Group plc are each organized under the laws of England and Wales.

	(d)	Title of Class of Securities Common Shares, $1.00 par value per share

	(e)	CUSIP Number
G60642108

Item 3.	If this statement is filed pursuant to §§240.13d–1(b) or 240.13d–2(b) or (c), check whether the person filing is a:

	(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

	(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

	(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d) ☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a–8).

(e) ☐ An investment adviser in accordance with §240.13d–1(b)(1)(ii)(E);

(f) ☐ An employee benefit plan or endowment fund in accordance with §240.13d–1(b)(1)(ii)(F);

(g) ☐ A parent holding company or control person in accordance with § 240.13d–1(b)(1)(ii)(G);

(h) ☐ A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) ☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a–3);

(j) ☐ Group, in accordance with §240.13d–1(b)(1)(ii)(J).

Not applicable

Item 4.	Ownership

(a) – (c) The information requested hereunder is set forth under Items 5 through 9 and Item 11 of the cover pages of this Schedule 13G.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not applicable

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person

Not applicable

Item 8.	Identification and Classification of Members of the Group

Not applicable

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: 8 February 2008

MAN GROUP UK LIMITED

By:	/s/ Barry John Wakefield
Name:	Barry John Wakefield
Title:	Secretary

MAN GROUP plc

By:	/s/ Barry John Wakefield
Name:	Barry John Wakefield
Title:	Deputy Secretary

EXHIBIT INDEX

Exhibit 99.1	Joint Filing Agreement

EXHIBIT 99.1

Conformed Copy

JOINT FILING AGREEMENT

We, Man Group UK Limited and Man Group plc, the signatories of the statement on Schedule 13G to which this Joint Filing Agreement is attached, hereby agree that such statement is filed jointly on behalf of Man Group UK Limited and Man Group plc. Any subsequent amendments thereto filed by any of us will be filed jointly on behalf of Man Group UK Limited and Man Group plc.

Dated: 8 February 2008

MAN GROUP UK LIMITED

By:	/s/ Barry John Wakefield
Name:	Barry John Wakefield
Title:	Secretary

MAN GROUP plc

By:	/s/ Barry John Wakefield
Name:	Barry John Wakefield
Title:	Deputy Secretary